FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2006

FORMULA SYSTEMS (1985) LTD.

(Translation of Registrant's Name into English)

3 Abba Eban Blvd., Herzliya, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X....         Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes........            No....X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

Attached to the Registrant's Form 6-K for the month of March 2006 and incorporated by reference herein is the Registrant's immediate report dated March 15, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

(Registrant)

By: _____________________

Dan Goldstein

Chairman of the Board

Dated: March 16, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

(Registrant)

By:/s/ Dan Goldstein

Dan Goldstein

Chairman of the Board

Dated: March 16, 2006

FORMULA SYSTEMS (1985) LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the Annual General Meeting of Shareholders (the "Annual General Meeting”, or, the “Meeting") of Formula Systems (1985) Ltd. (the "Company") will be held on Monday, April 10, 2006, at 10:00am Israel time, at the offices of the Company, 3 Abba Eban Blvd., Herzlia, Israel, for the following purposes:

(1)

To re-elect five directors currently in office to the Board of Directors of the Company until the next Annual General Meeting of shareholders. The Company’s two outside directors will remain in office in accordance with the Israeli Companies Law;

(2)

To reappoint BDO Ziv & Haft as the Company's independent auditors and to authorize the Board of Directors to delegate to the Audit Committee of the Board of Directors the authority to fix their remuneration; and

(3)

To consider the Consolidated Financial Statements of the Company for the year ended December 31, 2004.

The Board of Directors recommends a vote FOR approval of all the matters to be voted upon at the Meeting.

Shareholders of record at the close of business on March 20, 2006, are entitled to notice of, and to vote at, the Meeting.  All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed, stamped envelope provided. Shareholders who attend the meeting may revoke their proxy and vote their shares in person.

Joint holders of Ordinary Shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of joint holders of any Ordinary Share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of such Ordinary Share, and for this purpose seniority will be determined by the order in which the names were registered in the Company's Registrar of Members.

By Order of the Board of Directors,

March 15, 2006

Herzlia, Israel

Dan Goldstein

Chairman of the Board

FORMULA SYSTEMS (1985) LTD.

3 Abba Eban Blvd., Herzlia, 46725, Israel

___________________________________________________________________________________________

PROXY STATEMENT

___________________________________________________________________________________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 1.00 nominal value per share (the "Ordinary Shares"), of Formula Systems (1985) Ltd. (the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the “Annual General Meeting”, or, the "Meeting") of the Company, or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held on Monday, April 10, 2006, at 10:00 am Israel time, at the offices of the Company, 3 Abba Eban Blvd., Herzlia, Israel.

SOLICITATION OF PROXIES

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.  Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if properly executed and received by the Company prior to the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above.

Proxies are first being mailed to shareholders on or about March 20, 2006, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact.  The Company will bear the costs of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

The Company has, authorized and outstanding, one class of equity securities, designated Ordinary Shares, nominal value of NIS 1.00 per share.  The Company had outstanding on March 15, 2006, 13,200,000 Ordinary Shares, which do not include 24,780 Ordinary Shares which are held by the Company and are treated as treasury shares with no voting power. Each of the 13,200,000 outstanding Ordinary Shares are entitled to one vote per share upon each of the matters to be presented at the Meeting.  Only shareholders of record at the close of business on March 20, 2006, will be entitled to notice of, and to vote at the Meeting.

The holders of twenty-five percent of the outstanding Ordinary Shares present in person or by proxy and entitled to vote will constitute a quorum at the Meeting. If within one hour from the time established for the commencement of the Meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place. If at such reconvened meeting a quorum is not present within half an hour from the time appointed for holding the meeting, two (2) members present in person or by proxy, shall constitute a quorum.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, to the best of the Company’s knowledge, as of March 15, 2006, concerning the number of Ordinary Shares beneficially owned by (a) all shareholders known to the Company to own more than 5% of the Company's Ordinary Shares and (b) all directors and officers of the Company as a group.

Shares Beneficially Owned

Name	Number	Percentage (1)
FIMGold Limited Partnership (2)	4,400,000	33.3%
Bank Leumi Funds (3)	964,127	7.3%
All directors and officers as a group (9 persons) (4)	4,725,000	35.8%

__________________________

(1)

Percentages are based on 13,200,000 Ordinary Shares outstanding as of March 15, 2006.

(2)

FIMGold Limited Partnership is owned in equal shares by Ildani Holdings Ltd., a wholly owned company of Dan Goldstein (the Chairman of the Board and Chief Executive Officer of the Company), and FIMI Opportunity Fund, L.P., which is managed by a company in which Messrs. Ishay Davidi and Yarom Oren serve as officers.

(3)

Based upon the information contained in a report filed with the Tel Aviv Stock Exchange by Bank Leumi pursuant to Israeli law with respect to the aggregate holdings of various of its affiliated mutual funds and provident funds.

(4)

Includes Dan Goldstein, who holds, through his wholly owned company, Ildani Holdings Ltd. ("Ildani"), a 50% interest in FIMGold Limited Partnership, which owns approximately 33.3% of the Company's outstanding shares. Dan Goldstein may be deemed to beneficially own all such shares by virtue of shared voting and dispositive power pursuant to a shareholders agreement entered into between Dan Goldstein, through Ildani, and FIMI Opportunity Fund, with respect to FIMGold Ltd., the general partner of FIMGold Limited Partnership. However, DanGoldstein disclaims beneficial ownership of one half of such shares.  Ishai Davidi and Yarom Oren may be deemed to beneficially own all such shares by virtue of shared voting and dispositive power pursuant to a shareholders agreement entered into between Dan Goldstein, through Ildani,  and FIMI Opportunity Fund, of  which FIMI 2001 Ltd. is the Managing General Partner.  Ishai Davidi serves as CEO and a Director and Yarom Oren serves as a Senior Partner of FIMI 2001 Ltd.   However, Messrs. Davidi and Oren disclaim beneficial ownership of such shares except to the extent of their pecuniary interest in such shares.

RESOLUTIONS PROPOSED FOR ADOPTION

AT THE ANNUAL GENERAL MEETING

ITEM 1

RE-ELECTION OF DIRECTORS

The Company's Articles of Association provide that the Board of Directors shall consist of such number of directors (not less than three nor more than eleven) as may be fixed, from time to time, by the shareholders of the Company. In addition, two directors of the Company must be outside directors as defined under Israeli law, and as such each holds their offices for three years. At this time, the independent directors of the Company have recommended to the Board of Directors that a total of five nominees, whose name is listed in the table of nominees below, all of whom currently serve as directors of the Company, be nominated for for re-election as director of the Company. The Company’s two external directors, Mr. Gil Weizer and Ms. Dafna Sharir, will remain in office in accordance with the Israeli Companies Law. Three of such nominees, as well as the two outside directors, qualify as independent directors as defined in the Nasdaq rules.

It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for certain of them) will be voted for the re-election of five nominees named in the following table, each to hold office until the next Annual General Meeting and until his successor shall have duly taken office, unless his office is earlier vacated under any relevant provisions of the Articles of Association of the Company.

In the event any of the nominees to the Board should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment.  The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.  The name of each of the nominees, his present position with the Company, his age, the year in which he first became a director of the Company and the number of Ordinary Shares of the Company beneficially owned by him on March 15, 2006 are as follows:

Name	Principal Occupation or Employment by the Company	Age	Director Since	Beneficial Ownership of Ordinary Shares

_________________________________________________________________________________________

Dan Goldstein

Chairman of the Board of Directors

51

1985

4,400,000 (4)

and Chief Executive Officer

Gad Goldstein

President, Director

46

1985

325,000

Shlomo Nass

Independent Director

45

2003

0

Ishay Davidi

Independent Director

45

2005

4,400,000 (4)

Yarom Oren

Independent Director

35

2005

4,400,000 (4)

________________________________________________________________________________________

Dan Goldstein has served as Chairman of the Board and Chief Executive Officer of the Company since 1985.  From 1985 until 1995, Mr. Goldstein was the President of the Company.  Mr. Goldstein is also a Chairman of the Board of Directors Matrix I.T. Ltd. (“Matrix”), and is a director of Magic Software Enterprises Ltd. (“Magic”), BluePheonix Solutions Ltd. (“BluePheonix”), Sapiens International Corporation N.V. (“Sapiens”), and of other private companies within the Formula Group. Mr. Goldstein is also the Chairman and Chief Executive Officer of Formula Vision Technologies (F.V.T.) Ltd. (“Formula Vision”). Mr. Goldstein holds a B.A. degree in Mathematics and Computer Sciences and a Masters degree in Business Administration both from Tel Aviv University.  Dan Goldstein is the brother of Gad Goldstein.

Gad Goldstein  has served as a director of the Company since January 1985. Mr. Goldstein also serves as President of the Company since 1995. He was the Vice President-Finance of the Company from 1985 through 1995.  Mr. Goldstein is Chairman of the Board of BluePhoenix, and also serves as a director of other companies within the Formula Group, including Sapiens, Magic, Matrix, Formula Vision and others.  Mr. Goldstein holds a B.A. degree in Economics and a Masters degree in Business Administration, both from Tel Aviv University.  Gad Goldstein is the brother of Dan Goldstein.

Shlomo Nass  has served as a director of the Company since April 2003. Mr. Nass is the president and a partner in I.G.B. – Israel Global Business, an investment group. Mr. Nass performed various public duties and serves as a director of several public companies. Mr. Nass holds B.Sc. degree in Economics and Accounting, and an LL.B. degree, both from the Bar-Ilan University. Mr. Nass is a certified public accountant, a member of the Israeli Bar and holds a Ph.D. in law. Mr. Nass qualifies as an independent director and "audit committee financial expert" as that term is defined in the Nasdaq rules and in the Sarbanes Oxley Act of 2002.

Ishay Davidi joined the Board of Directors of the Company in March 2005.  Mr. Davidi is the Chief Executive Officer and a senior partner at First Israel Mezzanine Investors Ltd. and FIMI 2001 Ltd. Mr. Davidi also serves as chairman of Tadir-Gan (Precision Products) 1993 Ltd., and as a director of Lipman Electronic Engineering Ltd., Caesarea Creation Industries Ltd., Medtechnica Ltd., Tedea Development & Automation Ltd. and TAT Technologies Ltd. From 1993 until 1996, Mr. Davidi served as the chief executive officer of the Tikvah VC Fund. Mr. Davidi holds a B.Sc. degree in industrial and management engineering from Tel-Aviv University and an MBA degree from Bar-Ilan University. Mr. Davidi qualifies as an independent director as defined in the NASDAQ rules.

Yarom Oren joined the Board of Directors of the Company in March 2005.  Mr. Oren is senior partner at First Israel Mezzanine Investors Ltd. and FIMI 2001 Ltd. Mr. Oren also serves as a director of Caesarea Creation Industries Ltd., Tefron Ltd., Ginegar Plastic Products Ltd. and Mez Op Holdings Ltd., a holding company controlled by FIMI. Mr. Oren holds a B.Sc. degree in industrial and management engineering from Tel-Aviv University and an MBA degree from WBS England. Mr. Oren qualifies as an independent director as defined in the NASDAQ rules.

Alternate Directors

The Articles of Association of the Company provide that a director may appoint, by written notice to the Company, any individual (who is not then a member of the Board) to serve as an alternate director.  Any alternate director shall have all of the rights and obligations of the director appointing him, except the power to appoint an alternate. The alternate director may not act at any meeting at which the director appointing him is present.  One individual may not act as the alternate for more than one director. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director's term.  Currently, no alternate directors have been appointed.

Audit Committee

The Companies Law provides that public companies must appoint an audit committee, which must consist of at least three members and include all of the company’s outside directors. Under Nasdaq rules the members of the audit committee are required to be independent directors. The chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

The audit committee consists of the two outside directors, Mr. Gil Weizer and Ms. Dafna Sharir, as well as Mr. Shlomo Nass. Each audit committee member qualifies as an independent director under the applicable Nasdaq rules and those of the Securities and Exchange Commission. The Board of Direcotrs has agreed that Mr. Shlomo Nass is an “audit committee financial expert” as that term is defined in the applicable Securities and Exchange Commission rules.

The audit committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the Company's accounting, auditing and financial reporting practices and financial statements of the Company and the independence, qualifications and performance of the Company's independent auditors.  The Committee also has the sole authority and responsibility to select, evaluate and, where appropriate, replace the independent auditors (or to nominate the independent auditors for shareholder approval) and to pre-approve all auditing services and permitted non-audit services, including budgets and other terms.

The audit committee is authorized generally to investigate any matter within the scope of its responsibilities and has the power to obtain from the internal auditing unit, our independent auditors or any other officer or employee any information that is relevant to such investigation.

Compensation of Directors and Officers

The aggregate direct remuneration paid by the Company to all persons as a group who served in the capacity of director or executive officer in the year ended December 31, 2004, was approximately $841,450.  This includes amounts set aside or accrued to provide post-employment benefits but does not include amounts expended by the Company for automobiles made available to its officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. The amount also includes payment of director’s fees to non-employee directors of the Company (which are compensated in the same amounts in accordance with the regulations promulgated under the Israeli Companies Law, 1999). The Company’s employee directors do not receive fees for their services as directors.

The Board of Directors will present the following resolution at the Annual General Meeting:

"RESOLVED, that each of Dan Goldstein, Gad Goldstein , Shlomo Nass, Ishay Davidi and Yarom Oren be re-elected as director of the Company."

Required Vote

Under the Companies Law the foregoing resolution shall be deemed adopted if approved by the holders of a majority of the voting power represented at the Annual General Meeting in person or by proxy and voting thereon.

The Board of Directors recommends a vote FOR all of the nominees of the Board of Directors.

ITEM 2

REAPPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee and the Board of Directors of the Company have recommended the appointment of BDO Ziv & Haft, Certified Public Accountants (Israel), to serve as our independent public accountant until next year’s Annual General Meeting. BDO Ziv & Haft is not a related party of the Company, and has served as the independent auditor of the Company since 1990. The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors, as contemplated by the U.S. Sarbanes-Oxley Act. Subject to the authorization of the shareholders, the remuneration of BDO Ziv & Haft will be fixed by the Audit Committee of the Company. With respect to the fiscal year 2004, the Company paid BDO Ziv & Haft approximately $100,000 for audit services and approximately $20,000 for tax-related services.

The Board of Directors will present the following resolution at the Annual General Meeting:

"RESOLVED, that BDO Ziv & Haft be, and hereby is, reappointed as the Company's independent auditors until next year’s annual general meeting; and that the Board of Directors of the Company be authorized to delegate to the Audit Committee the authority to fix the fees paid to the Company’s independent auditors."

Under the Companies Law the foregoing resolution shall be deemed adopted if approved by the holders of a majority of the voting power represented at the Annual General Meeting in person or by proxy and voting thereon.

The Board of Directors recommends a vote FOR approval of the reappointment of BDO Ziv & Haft as independent auditor of the Company and the authorization of the Audit Committee to fix their remuneration.

ITEM 3

CONSIDERATION OF CONSOLIDATED FINANCIAL STATEMENTS

At the Annual General Meeting, the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2004 will be presented to the shareholders for consideration.

Our audited financial statements for the year ended December 31, 2004 are included in our Annual Report on Form 20-F, which we filed with the Securities and Exchange Commission (SEC) on June 30, 2005. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.E.,Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC's website at http://www.sec.gov.These reports are not a part of this Proxy Statement.

This item will not involve a vote of the shareholders. We will hold a discussion with respect to the financial statements at the Meeting.

OTHER BUSINESS

The Board of Directors knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented at the meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Dan Goldstein

Dated: March 15, 2006

Chairman of the Board